MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended September 30, 2017

Date of Report: November 9, 2017

INTRODUCTION

The Company was incorporated under the laws of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. and effected a five-to-one share consolidation of its common shares.

The head office of DXI Energy is located at 520 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of DXI Energy are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol of “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol of “DXIEF” in the United States.

The following management’s discussion and analysis (“MD&A”) is dated November 9, 2017 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended September 30, 2017 and its audited consolidated financial statements and MD&A for the year ended December 31, 2016. Additional information relating to DXI Energy can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

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The information set out herein with respect to forecasted 2017 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding DXI Energy’s reasonable expectations as to the anticipated results of its proposed business activities for 2017. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

NON-IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating Netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Cash Flows from Operations” is calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from operating activities. Operating netback and cash flows from operations are used by DXI Energy as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash flows from operating activities calculated in accordance with IFRS.

The following table reconciles cash flows from (used in) operating activities to cash flows from (used in) operations, a non-IFRS measure:

	Three months ended September 30		Nine months ended September 30
(CA$ thousands)	2017	2016	2017	2016
	$	$	$	$
Cash flows from (used in) operating activities	(541)	(544)	(783)	655
Change in operating working capital	100	211	(284)	(1,465)
Cash flows from (used in) operations	(441)	(333)	(1,067)	(810)

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. Where amounts are expressed on a barrel of oil equivalent (“BOE”) basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at a burner tip and does not represent a value equivalency at the wellhead. Natural gas liquids (“NGL’s”) in this discussion include condensate, propane, butane, and ethane.

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CHANGES IN ACCOUNTING STANDARDS

The Company did not adopt any new accounting standards for the nine months ended September 30, 2017. A description of accounting standards that will be effective in the future is included in the notes to the audited consolidated financial statements and MD&A for the year ended December 31, 2016.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates and judgments on a regular basis. The emergence of new information and changed circumstances may result in actual results or changes to estimates that differ materially from current estimates. Significant judgments, estimates and assumptions made by management in these financial statements are outlined in note 4 of the December 31, 2016 annual financial statements. There have been no significant changes in the Company’s critical accounting estimates and judgments applied during the interim period ended September 30, 2017 relative to the most recent annual financial statements as at and for the year ended December 31, 2016.

DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators, to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and the CFO have evaluated the effectiveness of DXI Energy’s disclosure controls and procedures as at September 30, 2017 and have concluded that such disclosures and procedures are effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s CEO and the CFO are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) for the Company. They have, as at September 30, 2017, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework the Company’s officers used to design the Company’s ICFR is the Internal Control - Integrated Framework (2013) (“COSO Framework”) published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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The CEO and CFO are required to cause the Company to disclose any change in the Company’s internal controls over financial reporting that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. No changes in internal controls over financial reporting were identified during such period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

During the three months ended September 30, 2017, the Company:

1.	Reduced financing expenses by 24% to $227,000 from $300,000 for the comparative period ended September 30, 2016 as a result of refinancing the Company’s loans from related parties;

2.	Reduced net loss by 21% to $753,000 from $957,000 for the comparative period ended September 30, 2016; and

3.	Completed the second tranche of a private placement and issued 25,873,333 common shares at $0.06 per share for gross proceeds of $1,552,000.

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REVENUE

Third Quarter 2017 vs. Third Quarter 2016	Three Months Ended September 30
(CA$ thousands, except as otherwise noted)	2017	2016	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	71	102	-31%
Natural gas (mcf/d)	955	1,698	-44%
Total (BOE/d)	230	385	-40%
Average realized prices:
Oil and natural gas liquids ($/bbl)	49.10	61.47	-20%
Natural gas ($/mcf)	1.98	2.74	-28%
Total ($/BOE)	23.33	28.38	-18%
Revenue, before royalties:
Oil and natural gas liquids	320	576	-44%
Natural gas	172	433	-60%
Total	492	1,009	-51%

For the three months ended September 30, 2017 (“Q3 2017”), total revenue, before royalties, decreased by $517,000 or, 51%, due to a 40% decline in oil and natural gas production on a “BOE” basis, for the quarter combined with a reduction in combined average realized prices.

During Q3 2017, oil production decreased to an average of 71 BOPD from 102 BOPD for the three months ended September 30, 2016. This 31% decrease reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia.

The reduction in natural gas production for Q3 2017 is due to the natural decline in natural gas production at Kokopelli in Colorado combined with the planned shut-in of certain low netback gas production at Woodrush in Q3 2017.

Year-to-date 2017 vs. Year-to-date 2016	Nine months ended September 30
(CA$ thousands, except as otherwise noted)	2017	2016	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	80	244	-67%
Natural gas (mcf/d)	1,251	1,780	-30%
Total (BOE/d)	288	540	-47%
Average realized prices:
Oil and natural gas liquids ($/bbl)	56.78	41.17	38%
Natural gas ($/mcf)	2.91	2.26	29%
Total ($/BOE)	28.33	26.03	9%
Revenue, before royalties:
Oil and natural gas liquids	1,235	2,748	-55%
Natural gas	992	1,106	-10%
Total	2,227	3,854	-42%

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For the nine months ended September 30, 2017, total revenue, before royalties, decreased by $1,627,000 or, 42%, due to a decline in oil and natural gas production for the period. This was partially offset by an increase in combined average realized prices.

During the nine months ended September 30, 2017, oil production decreased to an average of 80 BOPD from 244 BOPD for the nine months ended September 30, 2016. This 67% decrease reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia.

The reduction in natural gas production for the nine months ended September 30, 2017 is mainly due to the natural decline in natural gas production at Kokopelli in Colorado combined with the planned shut-in of certain low netback gas production at Woodrush in Q3 2017.

OIL OPERATIONS

	Three months ended September 30			Nine months ended September 30
($/bbl)	2017	2016	% change	2017	2016	% change
	$	$		$	$
Oil and NGL's revenue, realized price	49.10	61.47	-20%	56.78	41.17	38%
Royalties	(6.48)	(9.34)	-31%	(7.77)	(7.36)	6%
Operating and transportation expenses	(22.55)	(30.90)	-27%	(22.16)	(17.83)	24%
Operating netback	20.07	21.23	-5%	26.85	15.98	68%

The average price received for oil sales for the third quarter of 2017 decreased by 20% from the same period in 2016. The reduction was partly due to the downward movement of USD/CAD exchange rate since June 30, 2017. The average price received for oil sales increased by 38% for the nine months ended September 30, 2017, relative to the corresponding period of 2016. The increase in DXI Energy’s average realized oil price reflected the benchmark price recovery in Canada and the rest of the world.

Average oil royalties for the three months ended September 30, 2017 were lower, relative to the corresponding period of 2016, due to lower average realized oil prices received in Q3 2017.

Operating and transportation expenses for the three months ended September 30, 2017 were lower, relative to the corresponding period of 2016, primarily due to reducing the number of compressors at Woodrush from two in 2016 to one in 2017. Operating and transportation expenses for the nine months ended September 30, 2017 were higher, relative to the corresponding period of 2016, mainly due to the temporary closure of the contract processing terminal in northeastern B.C. and the necessity to transport oil to an alternative facility further from the Woodrush oilfield. In addition, the increase resulted in higher per unit costs as fixed operating costs were allocated over a lower oil production volume.

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NATURAL GAS OPERATIONS

	Three months ended September 30			Nine months ended September 30
($/mcf)	2017	2016	% change	2017	2016	% change
	$	$		$	$
Gas revenue, realized price	1.98	2.74	-28%	2.91	2.26	29%
Royalties	(0.28)	(0.29)	-3%	(0.25)	(0.24)	5%
Operating and transportation expenses	(2.91)	(1.95)	50%	(2.93)	(2.43)	21%
Operating netback	(1.21)	0.50	-343%	(0.27)	(0.41)	-35%
Barrel of oil equivalent netback ($/BOE)	(7.24)	2.98	-343%	(1.59)	(2.45)	-35%

The average price received for gas sales for the third quarter of 2017 decreased by 28% from the same period in 2016. The reduction was primarily due to the unexpected rise in northeastern British Columbia natural gas inventories and related pipeline restrictions. The average price received for gas sales increased by 29% for the nine months ended September 30, 2017, relative to the corresponding period of 2016. The increase in DXI Energy’s average realized gas price reflected the benchmark price recovery in northeastern British Columbia and northwestern Alberta, Canada and the Piceance Basin in the United States.

Operating and transportation expenses for the three and nine months ended September 30, 2017 were higher, relative to the corresponding periods of 2016, primarily due to certain fixed operating costs being allocated to reduced natural gas production volumes.

FINANCING EXPENSES

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2017	2016	% change	2017	2016	% change
	$	$		$	$
Interest on short-term loan from related parties	33	27	22%	93	90	3%
Interest on financial contract liability	-	1	-100%	-	296	-100%
Accretion of long-term loans from related parties	168	262	-36%	662	865	-23%
Other financing expenses	26	10	160%	54	35	54%
	227	300	-24%	809	1,286	-37%
Average debt outstanding	7,798	7,550	3%	7,739	7,550	2%
Average interest rate on debt	4.9%	8.3%	-41%	5.2%	8.3%	-37%

Interest expense per BOE (1)	7.09	4.40	61%	3.81	2.11	81%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes interest on loans from related parties.

Accretion expense is the Financing Expense realized in the current period on the related party loan, which was issued with embedded financial instruments. In accordance with IFRS, the related party debt is measured using a deemed fair value of a similar loan with no financial instruments attached. The loan is accreted using the “implicit” interest rate (as distinct from the related debt instrument’s coupon rate) on the related party loan.

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Accretion expense for the three and nine months ended September 30, 2017 was lower than the corresponding periods of 2016. The decrease was due to lower “implicit” interest rate on the related party loan for both periods.

Interest on financial contract liability terminated on September 30, 2016.

LOSS ON DEBT EXTINGUISHMENT

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2017	2016	% change	2017	2016	% change
	$	$		$	$
Loss on debt extinguishment	-	-	0%	918	-	100%
$ per BOE	-	-	0%	11.67	-	100%

In June 2017, the Company restructured the terms of the loans from related parties. This resulted in the recognition of a loss on extinguishment of $918,000. The loss represents the difference between the carrying value of the loans before restructuring and the fair value of the restructured loans.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2017	2016	% change	2017	2016	% change
	$	$		$	$
Amortization and depletion	156	373	-58%	597	1,324	-55%
Impairment losses	300	477	-37%	1,582	1,388	14%
Total amortization, depletion and impairment losses	456	850	-46%	2,179	2,712	-20%
$ per BOE	21.54	24.00	-10%	27.70	18.31	51%

The decrease in amortization and depletion for the three and nine months ended September 30, 2017 was primarily a result of lower oil and gas production for both periods.

During the nine months ended September 30, 2017, the Company recorded an impairment of $670,000 on its oil and gas properties in British Columbia, Canada and $350,000 on one of its exploration and evaluation assets in Alberta, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amount. Additionally, the Company recorded a similar impairment loss of $562,000 on one of its exploration and evaluation assets in the Piceance Basin. During the nine months ended September 30, 2016, the Company recorded an impairment of $200,000 on its oil and gas properties in British Columbia, Canada and $130,000 on one of the non-core oil and gas properties in Alberta, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amount. Additionally, the Company recorded an impairment loss of $1,058,000 on its exploration and evaluation assets in the U.S. because the carrying value of some assets exceeded their recoverable amount.

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LOSS FOR THE PERIOD

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per share amounts and BOE)	2017	2016	% change	2017	2016	% change
	$	$		$	$
Income (loss)	(753)	(957)	-21%	(3,924)	(3,120)	26%
$ per common share, basic	(0.01)	(0.02)	-45%	(0.07)	(0.08)	-13%
$ per common share, fully diluted	(0.01)	(0.02)	-45%	(0.07)	(0.08)	-13%
$ per BOE	(35.57)	(27.02)	32%	(49.89)	(21.07)	137%

The 21% decrease in the loss for the current quarter was primarily due to lower operating and transportation expenses, amortization, depletion and impairment loss and financing expenses. This was partially offset by lower net revenues.

The 26% increase in the loss for the nine months ended September 30, 2017 was primarily due to lower net revenues and the recognition of loss on debt extinguishment of $918,000. This was partially offset by lower operating and transportation expenses, amortization, depletion and impairment loss and financing expenses.

CASH FLOWS FROM OPERATIONS

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per share amounts and BOE)	2017	2016	% change	2017	2016	% change
	$	$		$	$
Cash flow from (used in) operations	(441)	(333)	32%	(1,067)	(810)	32%
$ per common share, basic	(0.01)	(0.01)	0%	(0.02)	(0.02)	0%
$ per common share, fully diluted	(0.01)	(0.01)	0%	(0.02)	(0.02)	0%

$ per BOE	(20.83)	(9.40)	122%	(13.57)	(5.47)	148%

During the three and nine months ended September 30, 2017, the increase in funds deficiency is primarily related to the reduction in oil and natural revenues in the first nine months of 2017 caused by the decline in Woodrush oil production.

Cash flows from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

DXI Energy is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

Additions to property and equipment and exploration and evaluation assets:

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	Nine months ended September 30, 2017		Nine months ended September 30, 2016
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	31	17.0%	37	7.8%	-16%
Drilling and completion	32	17.6%	282	59.1%	-89%
Geological and geophysical	103	56.6%	-	0.0%	100%
Capitalized general and administrative	16	8.8%	158	33.1%	-90%
Total	182	100.0%	477	100.0%	-62%

LIQUIDITY AND CAPITAL RESOURCES

DXI Energy manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of its underlying assets and operations. DXI Energy may adjust its capital structure by issuing shares, altering debt levels, modifying capital programs, acquiring or disposing of assets or participating in joint ventures.

	September 30, 2017	December 31, 2016
(CA$ thousands)	$	$	% change
Adjusted working capital deficit(1)	4,241	5,361	-21%
Loans from related parties (face value)	7,500	7,550	-1%
Financial contract liability	2,973	3,198	-7%
Net debt (2)	14,714	16,109
Share capital	100,237	98,111	2%
Contributed surplus and accumulated other comprehensive income	16,132	14,071	15%
Deficit	(114,560)	(110,636)	4%
Total Capital	16,523	17,655

(1)	Accounts payable and accrued liabilities and cash portion of financial contract liability less cash and cash equivalents, accounts receivable, and prepaids and deposits

(2)	Excludes decommissioning liability

Adjusted Working Capital

As at September 30, 2017 (CA$ thousands)	$
Working capital deficit	(8,650)
Add: current portion of loans from related parties	1,436
Add: non-cash portion of financial contract liability	2,973
Adjusted working capital deficit (excluding loans from related parties and financial contract liability)	(4,241)

The adjusted working capital deficit at September 30, 2017 includes $491,000 of cash and cash equivalents, $345,000 of accounts receivable, $42,000 of prepaids and deposits, $1.4 million of accounts payable and accrued liabilities, and $3.7 million of financial contract liability.

DXI Energy expects to fund operations and capital expenditures with cash flows from operations, existing cash and cash equivalents and by accessing the capital markets, as required.

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Going Concern, Financial Contract Liability and Loans from Related Parties

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has a working capital deficiency of $8.7 million. The Company also has an accumulated deficit of $114.6 million. Of this amount, $6.7 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The current status of this instrument is described in the section entitled “Financial Contract Liability”, below.

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015, November 18, 2015 and June 5, 2017, the Company issued a promissory note for $4.5 million to Hodgkinson Equities Corp. (“HEC”), a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HEC’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230.77 is due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,371,000 until the loan was restructured on June 5, 2017. In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on its Canadian oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest. On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HEC agreed to cancel the 9,000,000 warrants described above. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 4.5% per annum.

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On June 22, 2015, as amended on September 28, 2015, November 18, 2015 and June 5, 2017, the Company issued a promissory note for $2.0 million to Hodgkinson Ventures Inc. (“HVI”), a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HVI’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum was repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769.23 is due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $660,000 until the loan was restructured on June 5, 2017. In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on its Canadian oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest. On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HVI agreed to cancel the 4,000,000 warrants described above. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 4.5% per annum.

On September 15, 2015, as amended on January 11, 2016, March 31, 2016, June 2, 2016, September 30, 2016, December 30, 2016 and June 30, 2017, the Company issued a grid promissory note of up to $1.0 million to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016. On June 2, 2016, the Company increased the maximum amount of the non-revolving loan from $1.2 million to $1.5 million. The interest rate was also reduced from 12% to 10% per annum. Additionally, the Company issued a 2nd mortgage in favour of the Lenders on DEAL’s oil and gas properties to a maximum of $1.5 million as partial security for the loan. On September 30, 2016, the due date of the loan was extended to December 31, 2016. On December 31, 2016, the due date of the loan was extended to June 30, 2017. On June 30, 2017, the due date of the loan was further extended to June 30, 2018. The maximum loan amount available at September 30, 2017 was $1.5 million (December 31, 2016 - $1.5 million). During the nine months ended September 30, 2017, $450,000 was borrowed (2016 - $50,000) and $500,000 was repaid via issuance of the Company’s common shares (2016 - $Nil) leaving a balance outstanding of $1,000,000 at September 30, 2017 (December 31, 2016 - $1,050,000).

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The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital in 2015 to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

Financial Contract Liability

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The total amount contributed by the Drilling Fund was US$7,000,000.

The financial contract contains a provision whereby Dejour USA must purchase the Drilling Funds’ working interest in the four wells funded by the US$7,000,000 if the Drilling Fund fails to obtain a certain minimum return on investment by September 30, 2016. A subsequent amendment limited Dejour USA’s cash exposure to a potential “put” by the Drilling Fund to US$3,000,000, with the difference to be settled by an assignment of working interests in certain P&NG properties owned by Dejour USA. The Company is not a party to the financial contract.

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Funds’ working interest in the 4 wellbores in accordance with the contract. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. Dejour USA and its attorneys are reviewing the impact of the Drilling Fund’s actions on the validity of the financial contract between the parties.

As at September 30, 2017, Dejour USA has recorded a liability owing to the Drilling Fund of $6,717,000, as follows:

$
Balance at January 1, 2016 (US$5,207)	7,207
Accretion expense (US$222)	296
Foreign exchange gain	(214)
Adjustment to financial contract liability (US$47)	(63)
Balance at December 31, 2016 (US$5,382)	7,226
Foreign exchange gain	(509)
Balance at September 30, 2017 (US$5,382)	6,717

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This amount, if any, is subject to a resolution of the financial contract between the parties. Dejour USA has received no formal communication from the Drilling Fund since the “put” notice date of September 30, 2016.

Capital Resources

The Company and its partners intend to continue to develop the Kokopelli project when natural gas and natural gas liquids prices paid to producers return to acceptable levels.

CONTRACTUAL OBLIGATIONS

As of September 30, 2017, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2017	2018	2019	2020	2021	Thereafter	Total
	$	$	$	$	$	$	$
Trade and other payables	1,375	-	-	-	-	Nil	1,375
Operating lease obligations	60	88	75	17	-	Nil	240
Debt repayments(1)	1,000	-	-	-	-	6,500	7,500
Interest payments(2)	25	-	-	-	-	-	25
Financial contract liability(3)	6,717	-	-	-	-	Nil	6,717
Total	9,177	88	75	17	-	6,500	15,857

(1)	Short-term and long-term loans from related parties

(2)	Fixed interest payments on loan from related parties of $1,000,000

(3)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 8 to the consolidated financial statements for details.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2017 and 2016, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $348,000 (2016 - $237,000) and non-cash stock-based compensation of $Nil (2016 - $79,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at September 30, 2017 is $98,000 (December 31, 2016 - $262,000) owing to the two officers of the Company.

(b)

Interest expenses of $276,000 (2016 - $466,000) related to the loans from related parties were paid in cash to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company. And, interest expenses of $139,000 (2016 - $Nil) related to the loans from related parties were paid via issuance of the Company’s shares to the

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(c)
In 2015, the Company entered into loan agreements with a director and officer of the Company and his spouse and the private companies associated with the director and officer of the Company. The terms and conditions of these agreements are described in the section “Going Concern, Financial Contract Liability and Loans from Related Parties” above.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at September 30, 2017.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending September 30, 2017:

(CA$ thousands, except per unit amounts)	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4
Gross oil and gas revenues	492	806	929	954	1,009	1,182	1,663	2,768
Net income (loss)	(753)	(1,621)	(1,550)	(2,366)	(957)	(564)	(1,599)	(3,827)
Per share - basic ($/common share)	(0.01)	(0.04)	(0.03)	(0.05)	(0.02)	(0.02)	(0.04)	(0.10)
Per share - fully diluted ($/common share)	(0.01)	(0.04)	(0.03)	(0.05)	(0.02)	(0.02)	(0.04)	(0.10)
Total assets	18,323	19,060	20,018	21,260	22,770	24,584	25,066	27,686
Average production (BOE/d)	230	283	352	327	385	498	740	977
Average realized price ($/BOE)	23.33	31.25	29.30	31.90	28.38	26.16	24.70	31.03
Operating netback ($/BOE)	1.12	9.80	6.71	7.60	7.86	8.35	3.15	10.37
Netback as a percentage of sales	5%	31%	23%	24%	28%	32%	13%	33%

The fluctuations in DXI Energy’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 3rd quarter of 2017 to the 3rd quarter of 2016, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

DXI Energy’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. DXI Energy is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

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In order to reduce exploration risk, DXI Energy employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, DXI Energy explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

DXI Energy has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, DXI Energy strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that DXI Energy does not operate.

DXI Energy is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. DXI Energy may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, DXI Energy utilizes bank financing to support ongoing capital investment. Funds from operations also provide DXI Energy with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. DXI Energy maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

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